UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

GRUBB & ELLIS COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

400095204

(CUSIP Number)

Ronald M. Sanders, Esq.
Colony Capital, LLC
2450 Broadway, 6th Floor
Santa Monica, CA 90404
(310) 282-8820

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS
	CDCF II GNE Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,838,878 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,838,878 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,838,878 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Issued pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); and including, warrants issued pursuant to the terms of the Credit Agreement in connection with the Company's election to accrue interest payments thereunder, (a) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 30, 2011 (attached as Exhibit 99.7 hereto); (b) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 30, 2011 (attached as Exhibit 99.8 hereto); (c) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of May 31, 2011 (attached as Exhibit 99.9 hereto); (d) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of May 31, 2011 (attached as Exhibit 99.10 hereto); (e) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of June 30, 2011 (attached as Exhibit 99.11 hereto); and (f) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of June 30, 2011 (attached as Exhibit 99.12 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,838,878 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,911,581 shares of Common Stock outstanding as of May 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on May 16, 2011, plus 6,838,878 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS CFI GNE Warrant Investor, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,838,878 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,838,878 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,838,878 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Issued pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); and including, warrants issued pursuant to the terms of the Credit Agreement in connection with the Company's election to accrue interest payments thereunder, (a) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 30, 2011 (attached as Exhibit 99.7 hereto); (b) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 30, 2011 (attached as Exhibit 99.8 hereto); (c) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of May 31, 2011 (attached as Exhibit 99.9 hereto); (d) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of May 31, 2011 (attached as Exhibit 99.10 hereto); (e) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of June 30, 2011 (attached as Exhibit 99.11 hereto); and (f) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of June 30, 2011 (attached as Exhibit 99.12 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,838,878 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,911,581 shares of Common Stock outstanding as of May 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on May 16, 2011, plus 6,838,878 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS Colony Distressed Credit Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,838,878 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,838,878 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,838,878 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Issued pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); and including, warrants issued pursuant to the terms of the Credit Agreement in connection with the Company's election to accrue interest payments thereunder, (a) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 30, 2011 (attached as Exhibit 99.7 hereto); (b) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 30, 2011 (attached as Exhibit 99.8 hereto); (c) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of May 31, 2011 (attached as Exhibit 99.9 hereto); (d) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of May 31, 2011 (attached as Exhibit 99.10 hereto); (e) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of June 30, 2011 (attached as Exhibit 99.11 hereto); and (f) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of June 30, 2011 (attached as Exhibit 99.12 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,838,878 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,911,581 shares of Common Stock outstanding as of May 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on May 16, 2011, plus 6,838,878 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS Colony Capital Credit II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,838,878 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,838,878 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,838,878 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Issued pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); and including, warrants issued pursuant to the terms of the Credit Agreement in connection with the Company's election to accrue interest payments thereunder, (a) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 30, 2011 (attached as Exhibit 99.7 hereto); (b) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 30, 2011 (attached as Exhibit 99.8 hereto); (c) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of May 31, 2011 (attached as Exhibit 99.9 hereto); (d) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of May 31, 2011 (attached as Exhibit 99.10 hereto); (e) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of June 30, 2011 (attached as Exhibit 99.11 hereto); and (f) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of June 30, 2011 (attached as Exhibit 99.12 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,838,878 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,911,581 shares of Common Stock outstanding as of May 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on May 16, 2011, plus 6,838,878 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS ColonyGP Credit II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,838,878 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,838,878 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,838,878 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Issued pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); and including, warrants issued pursuant to the terms of the Credit Agreement in connection with the Company's election to accrue interest payments thereunder, (a) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 30, 2011 (attached as Exhibit 99.7 hereto); (b) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 30, 2011 (attached as Exhibit 99.8 hereto); (c) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of May 31, 2011 (attached as Exhibit 99.9 hereto); (d) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of May 31, 2011 (attached as Exhibit 99.10 hereto); (e) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of June 30, 2011 (attached as Exhibit 99.11 hereto); and (f) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of June 30, 2011 (attached as Exhibit 99.12 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,838,878 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,911,581 shares of Common Stock outstanding as of May 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on May 16, 2011, plus 6,838,878 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS CFI RE Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,838,878 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,838,878 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,838,878 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Issued pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); and including, warrants issued pursuant to the terms of the Credit Agreement in connection with the Company's election to accrue interest payments thereunder, (a) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 30, 2011 (attached as Exhibit 99.7 hereto); (b) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 30, 2011 (attached as Exhibit 99.8 hereto); (c) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of May 31, 2011 (attached as Exhibit 99.9 hereto); (d) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of May 31, 2011 (attached as Exhibit 99.10 hereto); (e) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of June 30, 2011 (attached as Exhibit 99.11 hereto); and (f) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of June 30, 2011 (attached as Exhibit 99.12 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,838,878 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,911,581 shares of Common Stock outstanding as of May 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on May 16, 2011, plus 6,838,878 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS Colony Financial, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,838,878 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,838,878 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,838,878 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) Issued pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (previously attached as Exhibit 99.2 to the Initial Schedule 13D, as defined herein, dated April 25, 2011); and including, warrants issued pursuant to the terms of the Credit Agreement in connection with the Company's election to accrue interest payments thereunder, (a) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 30, 2011 (attached as Exhibit 99.7 hereto); (b) an Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 30, 2011 (attached as Exhibit 99.8 hereto); (c) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of May 31, 2011 (attached as Exhibit 99.9 hereto); (d) an Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of May 31, 2011 (attached as Exhibit 99.10 hereto); (e) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of June 30, 2011 (attached as Exhibit 99.11 hereto); and (f) an Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of June 30, 2011 (attached as Exhibit 99.12 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,838,878 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,911,581 shares of Common Stock outstanding as of May 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on May 16, 2011, plus 6,838,878 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

All information in this Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being supplied solely by the Reporting Persons, and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 1 to Schedule 13D is being filed on by the Reporting Persons pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 amends and supplements the Schedule 13D as filed jointly by the Reporting Parties with the Securities and Exchange Commission (the “SEC”) on April 25, 2011 (the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 4. Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

On May 29, 2011 the Exclusivity Agreement by and between Grubb & Ellis Company and Colony Capital Acquisitions, LLC terminated.

Item 5. Interest in Securities of the Issuer.

The response to Item 5 of the Schedule 13D is hereby Item 5 is amended as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) There were no transactions in the Shares that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

On July 22, 2011 Grubb & Ellis Management Services, Inc., as Borrower, Grubb & Ellis Company, as Parent Guarantor, the Several Lenders from time to time parties thereto, and ColFin GNE Loan Funding, LLC, as Administrative Agent entered into Amended No. 1 to Credit Agreement (the, "Amended Credit Agreement").  Pursuant to the Amended Credit Agreement (a) Lenders consented to the sale of Daymark Realty Advisors, Inc. and its subsidiaries, (b) amended the definition of "Net Worth" and made related amendments and waivers, and (c) amended the Trigger Price of all Warrants issued to the Warrant Holders from One Dollar and Ten Cents ($1.10) per share to Seventy-One Cents ($0.71) per share.  The Amended Credit Agreement is attached hereto as Exhibit 99.13.  In connection with the Amended Credit Agreement the following were also executed on July 22, 2011 (i) Waiver to Commitment Letter, entered into by Colony Capital Acquisitions, LLC on behalf of certain affiliated investment vehicles and certain other affiliates, Grubb & Ellis Company, as Parent, and Grubb & Ellis Management Services, Inc, as Borrower (attached hereto as Exhibit 99.14); (ii) Amendment No. 1 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company, entered into by Grubb & Ellis Company and CDCF II GNE Holding, LLC (attached hereto as Exhibit 99.15);  and (iii) Amendment No. 1 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company, entered into by Grubb & Ellis Company and CFI GNE Warrant Investor, LLC (attached hereto as Exhibit 99.16).

Item 7. Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit	Description of Exhibit
99.7	Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 30, 2011.
99.8	Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 30, 2011.
99.9	Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of May 31, 2011.
99.10	Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of May 31, 2011.
99.11	Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of June 30, 2011.
99.12	Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of June 30, 2011.
99.13
Amended Credit Agreement among Grubb & Ellis Management Services, Inc., as Borrower, Grubb & Ellis Company, as Parent Guarantor, the Several Lenders from time to time parties thereto, and ColFin GNE Loan Funding, LLC, as Administrative Agent, dated as of July 22, 2011.

99.14
Waiver to Commitment Letter among Colony Capital Acquisitions, LLC on behalf of certain affiliated investment vehicles and certain other affiliates, Grubb & Ellis Company, as Parent, and Grubb & Ellis Management Services, Inc, as Borrower.

99.15	Amendment No. 1 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company, entered into by Grubb & Ellis Company and CDCF II GNE Holding, LLC.
99.16	Amendment No. 1 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company, entered into by Grubb & Ellis Company and CFI GNE Warrant Investor, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2011	CDCF II GNE Holding, LLC
	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: July 25, 2011	CFI GNE Warrant Investor, LLC
	By:	CFI RE Holdco, LLC
	Its:	Managing Member
	By:	Colony Financial, Inc.
	Its:	Managing Member
	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: July 25, 2011	Colony Distressed Credit Fund II, L.P.
	By:	Colony Capital Credit II, L.P.
	Its:	General Partner
	By:	ColonyGP Credit II, LLC
	Its:	General Partner
	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: July 25, 2011	Colony Capital Credit II, L.P.
	By:	ColonyGP Credit II, LLC
	Its:	General Partner
	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: July 25, 2011	ColonyGP Credit II, LLC
	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: July 25, 2011	CFI RE Holdco, LLC
	By:	Colony Financial, Inc.
	Its:	Managing Member
	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: July 25, 2011	Colony Financial, Inc.
	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index.

Exhibit	Description of Exhibit
99.7	Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of April 30, 2011.
99.8	Additional Warrant to Purchase 16,407 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 30, 2011.
99.9	Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of May 31, 2011.
99.10	Additional Warrant to Purchase 15,972 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of May 31, 2011.
99.11	Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated as of June 30, 2011.
99.12	Additional Warrant to Purchase 31,060 Shares of Common Stock by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC dated as of June 30, 2011.
99.13
Amended Credit Agreement among Grubb & Ellis Management Services, Inc., as Borrower, Grubb & Ellis Company, as Parent Guarantor, the Several Lenders from time to time parties thereto, and ColFin GNE Loan Funding, LLC, as Administrative Agent, dated as of July 22, 2011.

99.14
Waiver to Commitment Letter among Colony Capital Acquisitions, LLC on behalf of certain affiliated investment vehicles and certain other affiliates, Grubb & Ellis Company, as Parent, and Grubb & Ellis Management Services, Inc, as Borrower.

99.15	Amendment No. 1 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company, entered into by Grubb & Ellis Company and CDCF II GNE Holding, LLC.
99.16	Amendment No. 1 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company, entered into by Grubb & Ellis Company and CFI GNE Warrant Investor, LLC.